Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606

April 15, 2010
Mr. Sonny Oh
Securities and Exchange Commission
Office of Insurance Products
100 F Street, N.E.
Washington, DC 20549
RE: Van Kampen Life Investment Trust File Numbers 811-4424 and 33-00628
Dear Mr. Oh:
     Thank you for your telephonic comments received on March 29, 2010 and your follow up comments received on April 15, 2010 (the “follow up comments”) regarding the registration statement on Form N-1A filed on February 12, 2010 by Van Kampen Life Investment Trust (the “Registrant”), on behalf of each of its series, Van Kampen Comstock Portfolio, Van Kampen Capital Growth Portfolio, Van Kampen Government Portfolio, Van Kampen Global Tactical Asset Allocation Portfolio, Van Kampen Growth and Income Portfolio and Van Kampen Mid Cap Growth Portfolio (each, a “Portfolio” and collectively, the “Portfolios”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Registrant, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 47 to the Registrant’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about April 15, 2010. For ease of reference, the words “Van Kampen” in each Portfolio’s name have been removed herein.
General

Comment 1(a)	If any Portfolio intends to utilize a Summary Prospectus, please provide to the Staff the legend that such Portfolio intends to use as required by Rule 498(b)(1)(v) of the Securities Act. As a follow up comment, if applicable, please specify the sections of the annual report that are incorporated by reference.

Response 1(a)	Each Portfolio intends to utilize a Summary Prospectus. The legend required by Rule 498(b)(1)(v) of the Securities Act that each Portfolio intends to use is as follows:

Before you invest, you may want to review the Portfolio’s prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s prospectus and other information about the Portfolio at www.vankampen.com[specific link]. You can also get this information at no cost by calling 800-847-2424 or by sending an email request to prospectus.vk@vankampen.com. The Portfolio’s prospectus and Statement of Additional Information (“SAI”), both dated April 30, 2010, the Portfolio’s audited financial statements for the fiscal year ended December 31, 2009, including the notes thereto, and the report of Ernst & Young LLP, included in the Portfolio’s annual report dated December 31, 2009, are all incorporated by reference into this Summary Prospectus. The Portfolio’s SAI and annual report may be obtained, free of charge, in the same manner as the Portfolio’s prospectus.

The Registrant respectfully believes that it is clear from the above statement that the audited financial statements for the fiscal year ended December 31, 2009, including the notes thereto, included in the Portfolio’s annual report are the items that are incorporated by reference into the Summary Prospectus.

Comment 1(b)	On the facing sheet of the registration statement, please provide the following statement: “Approximate Date of Proposed Public Offering: ”.

Response 1(b)	The Registrant respectfully submits that the statement referenced by the Staff is currently on the facing sheet of the registration statement as required by Form N-1A. Thus, the Registrant has not added any additional disclosure.
Comments to the Prospectuses — Class I and Class II

Comment 2(a)	Please delete the parenthetical below the “Class I Shares” on the front cover of the Prospectus and delete the same disclosure that appears in the first paragraph in the “Financial Highlights” section of the Prospectus.

Response 2(a)	Each Portfolio has deleted the disclosure as requested.

Comment 2(b)	Please confirm compliance with Instruction 1(a) of Form N-1A with respect to the disclosure on the front cover of each Portfolio’s Prospectus.

Response 2(b)	Each Portfolio believes that disclosure on its front cover complies with Instruction 1(a) of Form N-1A, which permits a portfolio to “include on its front cover a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information...”.

Comment 3(a)	With respect to Capital Growth Portfolio and Mid Cap Growth Portfolio, please confirm that the fee waiver and/or expense reimbursement that is expected to be shown in the fee table in the section entitled “Summary — Fees and Expenses of the Portfolio” actually reduces such Portfolio’s annual fund operating expenses and if not, please delete the relevant line items.

Response 3(a)	The Mid Cap Growth Portfolio confirms that the fee waiver and/or expense reimbursement actually reduces such Portfolio’s annual fund operating expenses and thus, such Portfolio has retained the relevant line items. The Capital Growth Portfolio has removed the line items.

Comment 3(b)	With respect to Capital Growth Portfolio and Mid Cap Growth Portfolio, please confirm that the footnote to the fee table describing the fee waiver and/or expense reimbursement in the section entitled “Summary — Fees and Expenses of the Portfolio” conforms to the requirements of Instruction 3(e) of Item 3 of Form N-1A.

Response 3(b)	The Capital Growth Portfolio has deleted the footnote. The Mid Cap Growth Portfolio believes that the footnote referenced by the Staff meets the requirements of Instruction 3(e) of Item 3 of Form N-1A. The Mid Cap Growth Portfolio acknowledges the Staff’s reiteration of the comment as received in the follow up comments, however, the Mid Cap Growth Portfolio respectfully believes that the response as articulated herein is appropriate.

Comment 3(c)	With respect to each Portfolio’s Class II Prospectus, please supplementally advise the Staff whether the Rule 12b-1 fees shown in the fee table in the section entitled “Summary — Fees and Expenses of the Portfolio” are each Portfolio’s current Rule 12b-1 fees paid for the last fiscal year of such Portfolio or the maximum Rule 12b-1 fee permitted.

Response 3(c)	In the section entitled “Summary — Fees and Expenses of the Portfolio,” each Portfolio shows the maximum Rule 12b-1 fee permitted by such Portfolio’s Board of Trustees.

Comment 4	In the section entitled “Summary — Portfolio Turnover,” please delete disclosure related to shares held in taxable accounts to the extent that shares of each Portfolio are only held in tax-advantaged accounts.

Response 4	The Portfolios respectfully acknowledge the Staff’s comment, but believe that the current disclosure is appropriate, given that it is identical to the disclosure required in Item 3 of Form N-1A. Thus, the Portfolios opt to retain the current disclosure. The Portfolios acknowledge the Staff’s reiteration of the comment as received in the follow up comments, and would further note that the Portfolio does not have specific information that would indicate whether shares of each Portfolio are held only in tax-advantaged accounts and thus, the Portfolio respectfully believes that the disclosure is appropriate.

Comment 5(a)	With respect to Comstock Portfolio, Government Portfolio and Mid Cap Growth Portfolio, in the section entitled “Summary — Principal Investment

Strategies,” please add such Portfolio’s policy pursuant to Rule 35d-1 of the 1940 Act.

Response 5(a)	The Comstock Portfolio, Government Portfolio and the Mid Cap Growth Portfolio have each added their respective policies pursuant to Rule 35d-1 of the 1940 Act to the section referenced as requested.

Comment 5(b)	The “Summary — Principal Investment Strategies” section of each Portfolio’s Prospectus should be based on disclosure provided in the section of each Portfolio’s Prospectus entitled “Investment Objective, Principal Investment Strategies and Risks - Principal Investment Strategies and Risks.” Thus, please add additional disclosure regarding the following items to the section entitled “Summary — Principal Investment Strategies” of each Portfolio’s Prospectus as articulated below:

(i) Comstock Portfolio — please summarize investments in small, medium and large-sized companies;

(ii) Capital Growth Portfolio — please summarize investments in common stocks, preferred stocks, convertible securities; in addition, please revise the second sentence of the first paragraph in the section referenced to make clear that the Portfolio’s investments in growth-oriented companies are common stock investments;

(iii) Government Portfolio — please summarize investments in mortgage-backed securities, CMOs, REMICs, asset-backed securities, commercial paper, foreign securities and illiquid securities;

(iv) Growth and Income Portfolio — please summarize investments in repurchase agreements and illiquid securities;

(v) Global Tactical Asset Allocation Portfolio — please summarize investments in small, medium and large sized companies, zero coupon securities and stripped securities;

(vi) Mid Cap Growth Portfolio — please summarize investments in small and large sized companies, fixed income and debt securities, repurchase agreements, securities purchased on a when-issued and delayed delivery basis and illiquid securities.

Response 5(b)	(i) The Comstock Portfolio has added the disclosure as requested.

(ii) The Capital Growth Portfolio has added the disclosure as requested.

(iii) The Government Portfolio has added disclosure regarding mortgage-backed securities, CMOs and REMICs as requested, but has not added disclosure to the section referenced regarding asset-backed securities, commercial paper, foreign securities and illiquid securities as such investments are not principal investment strategies of the Portfolio.

(iv) The Growth and Income Portfolio respectfully submits that investments in repurchase agreements and illiquid securities are not principal investment strategies of such Portfolio and thus, the Portfolio has not added any additional disclosure.

(v) The Global Tactical Asset Allocation Portfolio has added the disclosure as requested.

(vi) The Mid Cap Growth Portfolio has not added any disclosure regarding debt securities, small and large sized companies, repurchase agreements, securities purchased on a when-issued and delayed delivery basis and illiquid securities, as such investments are not principal investment strategies of the Portfolio. The Portfolio has moved disclosure related to debt securities from the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks” to the section entitled “Other Investments and Risk Factors.”

Comment 5(c)	For any Portfolio that invests in derivatives, please disclose the extent to which each Portfolio may do so.

Response 5(c)	The Portfolios respectfully submit that each currently has a policy to invest either 80% of its net assets in a particular type of security or primarily in a particular type of security, and therefore, the combination of all categories of investments that do not comprise that particular type of security is therefore limited. In the case of Portfolios that have a policy to invest at least 80% of their assets in a particular type of security, investments in categories other than that type of security are limited to no more than 20% of the Portfolio’s net assets. In the case of Portfolios that have policies to invest primarily in a particular type of security, although the Portfolios do not have a specific rule as to what constitutes “primarily,” the Portfolios believe that the industry and investors generally understand that term to mean approximately 65% of a fund’s assets; therefore, investments in categories other than the particular type of security that the Portfolio primarily invests in would be limited to approximately 35% of the Portfolio’s assets. The Portfolios respectfully believe that this is evident to shareholders in the current disclosure and do not believe that additional disclosure is necessary. The Portfolio’s acknowledge the Staff’s reiteration of the comment as received in the follow up comments and would note that the Portfolios are each a “clone” of a Van Kampen retail mutual fund, each with substantially similar disclosure to its matching Portfolio. Such “clone” Van Kampen retail mutual funds do not specify a particular percentage of its assets that may be invested in derivatives. To add such percentage to these Portfolios would add a distinction among the disclosure that the Registrant and the “clone” Van Kampen retail mutual funds would like to avoid. Thus, while the Portfolios respectfully acknowledge the comment, the Portfolios opt to retain the current disclosure.

Comment 5(d)	With respect to Global Tactical Asset Allocation Portfolio, in the section entitled “Summary — Principal Investment Strategies,” please state that below investment grade securities are also known as “junk bonds.”

Response 5(d)	The Global Tactical Asst Allocation Portfolio has added the disclosure as requested.

Comment 6(a)	The “Summary — Principal Investment Risks” section of each Portfolio’s Prospectus should be based on disclosure provided in the section of each Portfolio’s Prospectus entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks.” Thus, please add additional disclosure regarding the following items to the section entitled “Summary — Principal Investment Risks” of each Portfolio’s Prospectus as articulated below:

(i) Comstock Portfolio — please summarize risks of investments in common stocks, preferred stocks, convertible securities and risks associated with a value style of investing;

(ii) Capital Growth Portfolio — please summarize risks of investments in common stocks, preferred stocks, convertible securities and risks associated with a growth style of investing;

(iii) Government Portfolio — please summarize risks of investments in when issued and delayed-delivery securities;

(iv) Growth and Income Portfolio — please summarize risks of investments in debt securities, common stocks, preferred stocks, convertible securities and large capitalization companies;

(v) Global Tactical Asset Allocation Portfolio — please summarize risks of investments in common stocks, preferred stocks, convertible securities, equity-linked convertible securities, rights and warrants, asset backed securities and floating rate securities;

(vi) Mid Cap Growth Portfolio — please summarize risks of investing in common stocks, preferred stocks, convertible securities, rights and warrants and risks associated with a growth style of investing.

Response 6(a)	(i) The Comstock Portfolio has added the disclosure as requested to the section entitled “Summary — Principal Investment Risks — Market risk.”

(ii) The Capital Growth Portfolio has added the disclosure as requested to the section entitled “Summary — Principal Investment Risks — Market risk.”

(iii) The purchase and sale of securities on a when-issued or delayed delivery basis is neither a principal investment strategy of Government Portfolio, nor does such strategy present a principal investment risk of investing in the Government Portfolio, and thus such Portfolio has not added any additional disclosure.

(iv) The Growth and Income Portfolio has added disclosure as requested regarding common stocks, preferred stocks and large capitalization companies to the section entitled “Summary — Principal Investment Risks — Market risk.” The Portfolio notes that disclosure regarding convertible securities and debt securities is currently included in such section and thus, the Portfolio has not added any additional disclosure with respect thereto.

(v) The Global Tactical Asset Allocation Portfolio has added disclosure as requested regarding common stocks, preferred stocks, convertible securities and rights and warrants to the section entitled “Summary — Principal Investment Risks — Market risk.” The Portfolio respectfully notes that asset backed securities and floating rate securities are a type of fixed income security, as is described to shareholders in the section of the Summary immediately preceding the section entitled “Summary — Principal Investment Risks”; risks regarding fixed income securities are described in the section of the Prospectus referenced by the Staff. Thus, the Portfolio has not added additional disclosure with respect thereto.

(vi) The Mid Cap Growth Portfolio has added disclosure as requested regarding common stocks, preferred stocks, convertible securities and rights and warrants to the section entitled “Summary — Principal Investment Risks — Market risk.” The Portfolio respectfully submits that risks associated with a growth style of investing are is currently included in such section and thus, the Portfolio has not added any additional disclosure with respect thereto.

Comment 6(b)	Please split the following headings in the section of each Prospectus entitled “Investment Objective, Principal Investment Strategies and Risks” into separate sections as articulated below and revise the disclosure accordingly:

(i) Revise the heading entitled “Principal Investment Strategies and Risks” to create two separate headings and thus, two separate sections of the Prospectus; the headings should be entitled (i) “Principal Investment Strategies” and (ii) “Principal Investment Risks.” In addition, in each such section, please address only principal investment strategies and risks, as applicable, and delete from these sections non-principal investment strategies and risks.

(ii) Revise the heading entitled “Other Investments and Risks Factors” to create two separate headings and thus, two separate sections of the Prospectus; the headings should be entitled (i) “Other Investments” and (ii) “Other Risk Factors.” In addition, please clearly disclose whether such investments and risks are additional principal investments and risks or whether they are non-principal investments and risks.

Response 6(b)	(i) The Portfolios respectfully believe that the heading “Principal Investment Strategies and Risks” and the disclosure within such section of each Portfolio’s Prospectus adheres to the requirements of Item 9 of Form N-1A. Neither does there appear to be any specific mandate in such Item articulating the title of any headings, nor does there appear to be a specific mandate to separate disclosure with respect to principal investment strategies and their risks. The Portfolios believe that the current section presents a cohesive description of each Portfolio’s principal investment strategies and principal investment risks together and adds to a shareholders’ overall understanding of the respective Portfolio. The Portfolios believe that separating out the sections as the Staff has requested would lead to unnecessary repetition and would create a cumbersome Prospectus that would detract from the flow and ease of understanding that the current section presents. In addition, the Portfolios respectfully submit that the Van Kampen Funds have received Staff comments with respect to filings on the new Form N-1A made by its retail funds from May 2009 to present and have not received a similar Staff comment. Thus, all of the Van Kampen Funds that are sold to retail investors follow a heading style that matches the Portfolio’s current headings. The Van Kampen Funds believe that it is important to have style consistency among all of its funds and thus, respectfully opt to retain the current headings and disclosure.

The Portfolios respectfully submit that within the section entitled “Principal Investment Strategies and Risks,” each Portfolio only addresses investments and risks that it considers to be “principal investment strategies” and “principal investment risks” as required by Item 9 of Form N-1A and thus, the Portfolios have not made any revisions thereto.

(ii) The Portfolios respectfully submit that current section “Other Investments and Risk Factors” presents a cohesive description of each Portfolio’s “other” investment strategies and “other” investment risks together and adds to a shareholders’ overall understanding of the information presented. The Portfolios believe that separating out the sections as the Staff has requested would lead to unnecessary repetition and would create a cumbersome Prospectus that would detract from the flow and ease of understanding that the current section presents. In addition, the Portfolios respectfully submit that the Van Kampen Funds have received Staff comments with respect to filings on the new Form N-1A made by its retail funds from May 2009 to present and have not received a similar Staff comment. Thus, all of the Van Kampen Funds that are sold to retail investors follow a heading style that matches the Portfolio’s current headings. The Van Kampen Funds believe that it is important to have style consistency among all of its funds and thus, respectfully opt to retain the current headings and disclosure.

The Portfolios have added disclosure to the section referenced to make clear that such “other investments and risk factors” are neither considered “principal investment strategies” nor “principal investment risks” of the respective Portfolio as requested.

Comment 6(c)	Please revise the disclosure in the section of each Prospectus entitled “Summary — Principal Investment Risks — Risks of using derivative instruments” to more fully describe the risks inherent in utilizing such a strategy, including leverage risk and liquidity risk.

Response 6(c)	Each Portfolio has added the disclosure with respect to leverage risk as requested. The Portfolios respectfully submit that liquidity risk is in the current disclosure and thus, the Portfolios have not added any additional disclosure with respect thereto.

Comment 6(d)	For Portfolios that have a portfolio turnover of more than 100%, please add disclosure related to active trading risk to the section of each applicable Prospectus entitled, “Summary - Principal Investment Risks.”

Response 6(d)	The Portfolios respectfully submit that the section of each Prospectus entitled “Summary — Portfolio Turnover” includes the risk disclosure to which the Staff refers, however in response the Staff’s reiteration of the comment as received in the follow up comments, the affected Portfolios have added the risk to the section referenced as requested.

Comment 7(a)	In the section entitled “Summary — Annual Performance,” please delete the horizontal axis lines, except for the one marking 0%, in the Annual Return chart.

Response 7(a)	The Portfolios respectfully submit that Item 4 of Form N-1A does not specify any particular formatting required for the Annual Return chart. The Portfolios believe that the horizontal axis lines add to the clarity and readability of chart and respectfully opt to retain such lines. The Portfolio’s acknowledge the Staff’s reiteration of the comment as received in the follow up comments, however the Portfolios believe that the chart is compliant with Item 4 of Form N-1A and opt to retain the chart as currently shown.

Comment 7(b)	Please delete the last sentence of the first paragraph following the chart in the section entitled “Summary — Annual Performance.”

Response 7(b)	Each Portfolio has deleted the sentence as requested.

Comment 8(a)	Please delete the words “performance and” from the first sentence in the first paragraph of the section of each Portfolio’s Prospectus entitled “Summary — Comparative Performance” as required by Item 4(b)(2) of Form N-1A.

Response 8(a)	The Portfolios have deleted the words as requested.

Comment 8(b)	In the section entitled of each Portfolio’s Prospectus entitled “Summary — Comparative Performance,” if a Portfolio only compares its performance to one index, please delete the description of such index.

Response 8(b)	The Portfolios to which this comment applies have revised the disclosure as requested.

Comment 8(c)	In the section entitled of each Portfolio’s Prospectus entitled “Summary — Comparative Performance,” if a Portfolio compares its performance to more than one index, please condense the descriptions of such indices.

Response 8(c)	The Portfolios to which this comment applies have revised the disclosure as requested.

Comment 8(d)	Please delete the second to last sentence of the first paragraph in the section entitled of each Portfolio’s Prospectus entitled “Summary — Comparative Performance,” and insert the following after the name of the index in the table: “(reflects no deduction for [fees, expenses, or taxes])” as required by Item 4(b)(2) of Form N-1A.

Response 8(d)	Each Portfolio has revised the disclosure as requested.

Comment 8(e)	Please delete the last sentence of the first paragraph of each Portfolio’s Prospectus entitled “Summary — Comparative Performance,” as it is neither required nor permitted by Item 4(b)(2) of Form N-1A.

Response 8(e)	Each Portfolio has revised the disclosure as requested.

Comment 9	Please delete the second sentence of the first paragraph in the section entitled “Summary — Investment Advisory Services,” as it is neither required nor permitted by Item 5(b) of Form N-1A.

Response 9	The Portfolios respectfully note that the sentence referenced by the Staff provides shareholders with the proper lead-in and the context for the persons whose names appear immediately after such sentence. The Portfolios submit that the phrases used in the sentence herein referenced are taken directly from Item 5(b) of Form N-1A. Without such sentence, it would not be clear that those persons are in fact the persons who are currently jointly and primarily responsible for the day-to-day management of the Portfolio and thus, the Portfolios respectfully opt to retain the disclosure. The Portfolios acknowledge the Staff’s reiteration of the comment as received in the follow up comments, and the Portfolios further note that each of the Van Kampen retail funds include such sentence and have not received a similar comment from the Staff on such retail funds. Because the Van Kampen Funds believe that is beneficial to have consistent disclosure across all of its funds, the Portfolios respectfully opt to retain the disclosure.

Comment 10(a)	Please revise the disclosure in the section entitled “Summary — Tax Information” to be more responsive to tax issues facing contract owners, or provide a cross reference to the Contract Prospectus where additional information can be found. As a follow up comment, please consider revising the following sentence to include the italicized additions: “The Accounts may receive distributions from the Portfolio of dividends and capital gains, which may be taxable depending on the tax status of the Portfolio and the insurance company to which the Account relates.”

Response 10(a)	The Portfolios have added a cross reference to the Contract Prospectus as requested. The Portfolios have considered the additional words that the Staff requested in the follow up comments and have respectfully opted to retain the disclosure without such words.

Comment 10(b)	Please revise the disclosure in the section entitled “Summary — Payments to Broker-Dealers and Other Financial Intermediaries” to more closely adhere to the words in Item 8 of Form N-1A.

Response 10(b)	The Portfolios respectfully note that the disclosure in the section referenced is almost identical to the language in Item 8 of Form N-1A and has been revised only to use terms that are applicable in the specific context by which such payments actually may be made (i.e., the insurance company context). Thus, the Portfolios have replaced “broker-dealer” as used in Item 8 with “insurance company” because the Portfolios would not typically pay a broker-dealer in connection with the sale of Portfolio shares, rather they would likely pay an insurance company in such connection. The Portfolios believe that utilizing the proper terms for this context helps shareholders to understand such payments better than using terms that are not applicable. In addition, the Portfolios respectfully submit that Item 8 of Form N-1A states that “[a] Fund may modify the statement if the modified statement contains comparable information.” Thus, the Portfolios opt to retain the current disclosure. The Portfolios acknowledge the Staff’s reiteration of the comment as received in the follow up comments, and the Portfolios further note that each of the Van Kampen retail funds include such disclosure and have not received a similar comment from the Staff on such retail funds. Because the Van Kampen Funds believe that is beneficial to have consistent disclosure across all of its funds, the Portfolios respectfully opt to retain the disclosure.

Comment 11	Please include the number of Portfolios that are series of Van Kampen Life Investment Trust in the section of the Prospectus entitled “Van Kampen Life Investment Trust General Information.”

Response 11	Each Portfolio has made the revision as requested.

Comment 12(a)	Please include any legal proceedings, if any, as required by Item 10(a)(3) of Form N-1A in the section of the Prospectus entitled “Investment Advisory Services.”

Response 12(a)	The Portfolios respectfully submit that there are currently no legal proceedings to disclose in response to Item 10(a)(3) of Form N-1A.

Comment 12(b)	With respect to the Government Portfolio, please state the Portfolios that comprise the “Combined Portfolios” as disclosed in the section of the Prospectus entitled “Investment Advisory Services.”

Response 12(b)	The Government Portfolio has deleted such references to “Combined Portfolios,” as such references are no longer relevant.

Comment 13	In the section of the Prospectus entitled “Purchase of Shares — Determination of Net Asset Value,” please add the following disclosure describing the effects of using fair value pricing as required by Item 11(a)(1) of Form N-1A: “the use of fair value pricing may cause the Portfolio’s net asset value to differ significantly from what its net asset value would be if the Portfolio used the current market values of such securities.”

Response 13	The Portfolios respectfully submit that neither Item 11(a)(1) of Form N-1A nor the Instruction thereto specifies the particular disclosure required to be used in response to such Item. The Instruction to Item 11(a)(1) simply states the following: [a] Fund...must provide a brief explanation of the circumstances under which it will use fair value pricing and the effects of using fair value pricing..” The Portfolios believe that the current disclosure in the fourth paragraph of the section referenced adequately addresses the requirements of the Item and the Instruction referenced by the Staff and respectfully opt to retain the current disclosure.

Comments to the Statement of Additional Information

Comment 14	In the first paragraph on the front cover of the Registrant’s Statement of Additional Information, please correct the number of series of the Registrant.

Response 14	The Registrant has revised the disclosure as requested.

Comment 15	In the section entitled “Investment Advisory Agreements,” please clarify whether performance was a consideration for approval of the advisory contracts and add more factual background regarding the approval of advisory fees.

Response 15	The Registrant respectfully notes that, to its knowledge, neither Item 19 of Form N-1A, nor any other Item of such Form, requires that such disclosure be provided. Thus, the Registrant respectfully opts to retain the current disclosure.

Comment 16	In the section entitled “Other Agreements,” please separate the fees paid under each of the Agreements described therein.

Response 16	The Registrant respectfully believes that the disclosure as currently stated meets the requirements of Item 19(h) of Form N-1A and opts to retain the current disclosure.

Comment 17	Please supplementally confirm that the new disclosure required by amended Item 17(b) of Form N-1A related to director qualifications will be included in the Registrant’s next filed Post-Effective Amendment to its Registration Statement to be effective April 30, 2010.

Response 17	The Registrant confirms that such disclosure will be included in its next filed Post-Effective Amendment to its Registration Statement to be effective April 30, 2010.

Comments to Part C Information

Comment 18	Please re-number Items in Part C to correspond to the new Form N-1A.

Response 18	The Registrant has revised the Items as requested.

Comment 19	Please remove Exhibits (z)(1) and (z)(2) and include such information in Items 32(a) and 32(b) of Form N-1A.

Response 19	The Registrant acknowledges the comment, but respectfully opts to retain the disclosure as exhibits, which are incorporated by reference into such Item.
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     In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the adequacy and accuracy of the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the Staff acting pursuant to delegated authority in reviewing the Registration Statement and providing comments does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor